UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No. 4*

Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be  deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of  that section of the Act but shall be subject to all other provisions of the  Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) DIC Communication and Technology Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,188,355
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,188,355
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,188,355
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.25%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,793,635 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,793,635 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,793,635 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 47.04%
12.	Type of Reporting Person (See Instructions) CO

(*)
Includes (i) 12,188,355 Ordinary Shares held by DIC Communication and Technology Ltd., a wholly-owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 31,192,780 Ordinary Shares held directly by DIC; and (iii) 3,412,500 Ordinary Shares, representing approximately 3.43% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC, (collectively, the "DIC Shareholdings").

Page 3 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) CO

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd., for their own account. Does not include 575,083 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of CIEH and 9,143 Ordinary Shares held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers (collectively, the “CIEH Shareholdings”). The reporting person disclaims beneficial ownership of all the Ordinary Shares set forth in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 4 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) CO

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 5 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 6 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 7 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 8 of 12 pages

SCHEDULE 13G

CUSIP NO.  M2196U-10-9

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,852,982 (*)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,852,982 (*)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,852,982 (*)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (**)
11.	Percent of Class Represented by Amount in Row (9) 47.10%
12.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Excludes the CIEH Shareholdings.

Page 9 of 12 pages

Item 1(a).	Name of Issuer:
Cellcom Israel Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer's Principal Executive Offices:
10 Hagavish Street Netanya 42140 Israel
Item 2(a).	Name of Person Filing:

This Statement is filed by:
(1) DIC Communication and Technology Ltd.
(2) Discount Investment Corporation Ltd.
(3) IDB Development Corporation Ltd.
(4) IDB Holding Corporation Ltd.
(5) Mr. Nochi Dankner
(6) Mrs. Shelly Bergman
(7) Mrs. Ruth Manor and
(8) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to in this Statement as the “Reporting Persons”.

(1)           DIC Communication and Technology Ltd., an Israeli private corporation ("DIC Communication"), holds directly Ordinary Shares, par value NIS 0.01 per share, of the Issuer (the “Ordinary Shares”).

(2)           DIC Communication is a wholly owned subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"). By reason of DIC’s control of DIC Communication, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by DIC Communication. Also, DIC holds directly Ordinary Shares, and the voting rights in respect of additional Ordinary Shares held by two other shareholders of the Issuer.

(3)           DIC is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC. Also, other subsidiaries of IDB Development hold directly Ordinary Shares for their own account. By reason of IDB Development’s control of these other subsidiaries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by these other subsidiaries.

(4)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding’s control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development.

(5)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (4) above. By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development.

Page 10 of 12 pages

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Name of Reporting Person	Address
DIC Communication and Technology Ltd.	The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Discount Investment Corporation Ltd.	The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
IDB Development Corporation Ltd.	The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
IDB Holding Corporation Ltd.	The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Mr. Nochi Dankner	The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Mrs. Shelly Bergman	9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.
Mrs. Ruth Manor	26 Hagderot Street, Savyon 56526, Israel.
Mr. Avraham Livnat	Taavura Junction, Ramle 72102, Israel.
Item 2(c).	Place of Organization or Citizenship:
DIC Communication and Technology Ltd.	Israel
Discount Investment Corporation Ltd.	Israel
IDB Development Corporation Ltd.	Israel
IDB Holding Corporation Ltd.	Israel
Mr. Nochi Dankner	Israeli
Mrs. Shelly Bergman	Israeli
Mrs. Ruth Manor	Israeli
Mr. Avraham Livnat	Israeli

Item 2(d).	Title of Class of Securities:
Ordinary Shares
Item 2(e).	CUSIP Number:
M2196U-10-9

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of class: See Row 11 of cover page for each Reporting Person. The percent is based on 99.481,487 Ordinary Shares outstanding as of December 31, 2011.
(c)
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:   See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or direct the vote:  See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:  See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:  See Row 8 of cover page for each Reporting Person.

Each of IDB Development, IDB Holding, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership, and this Statement shall not be construed as an admission by each of them that they are the beneficial owners, of the Ordinary Shares covered by this Statement.

Page 11 of 12 pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Item 2(a) above.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

DIC COMMUNICATION AND TECHNOLOGY LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY:   DISCOUNT INVESTMENT CORPORATION LTD.

(signed)
BY:   ______________________________
Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DIC Communication and Technology Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 8 to the intial Statement on Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission on February 6, 2008.

Page 12 of 12 pages